UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Successful Term Loan, dated 17 January 2022

17 January 2022

Micro Focus International plc
Successful Term Loan and Revolving Credit Facility Refinancing

Micro Focus International plc ("Micro Focus" or the "Company") is pleased to announce that it has successfully priced and allocated a Euro 750 million and a USD 750 million Senior Secured Term Loan B (together, the "Facilities"). The new 5-year Facilities will be used by Micro Focus to fully refinance its existing Senior Secured Term Loan B Euro facility due June 2024 as well as partially refinance the existing Senior Secured Term Loan B USD facilities due June 2024 (the "Transaction").

Final pricing for the new 5-year Facilities is 4.00% above EURIBOR (subject to 0% floor) at an original issue discount of 0.5% on the Euro denominated tranche, and 4.00% above SOFR and CSA (subject to 0.5% floor) at an original issue discount of 1.0% on the US Dollar denominated tranche.

Following the consummation of the Transaction, the average maturity of Micro Focus's debt capital structure has been extended from 2.7 years to 3.6 years.

The transaction was led by JP Morgan in conjunction with HSBC, Citi, Natwest, Bank of America and Goldman Sachs.

In addition, Micro Focus has extended its Revolving Credit Facilities ("RCF") by 18 months to December 2026, on substantially the same terms as before except that Micro Focus now has greater flexibility to utilise the facility.  The $250m RCF was implemented with the same group of banks.

Numis acted as Debt Adviser to Micro Focus on these transactions.

Matt Ashley, Chief Financial Officer:
"This transaction demonstrates the strength of the Micro Focus proposition and the cash generative qualities of our recurring revenue model. We would like to thank our debt investors for their continued support as we look to deliver on our strategic priorities over the next two years and beyond."

Enquiries:
Micro Focus                                                       Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                      Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Numis                                                                  Tel: +44 (0) 20 7260 1000
Mike Beadle
Robyn Hawkins

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 17 January 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer